UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado  80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Richards E. Jacobs Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,063,699

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,063,699

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,063,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)           The Reporting Person is a revocable living trust.

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The purpose of this amendment is to:  (i) make a minor correction in the number of shares held by the Reporting Person as shown in Item 5 below and (ii) reflect the change in ownership of Jacobs Investments, Inc., an affiliate of certain of the Reporting Persons.  See Schedule II hereto in the latter regard.  All other items set forth in Amendment No. 6 to the Reporting Persons’ Schedule 13D filed on August 1, 2008 remain true and correct and such Items are incorporated herein by this reference.  Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock can be found in the initial filing on Schedule 13D by the Reporting Persons on November 9, 2006 (the “Initial Filing”) and Amendments 1 through 5 thereto.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons own beneficially an aggregate of 4,366,233 shares of the Issuer or 15.9% of its shares outstanding, based upon 27,475,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Living Trust	2,063,699
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
4,366,233

By virtue of the relationships described in Item 2 of this Statement (including related Schedules I and II) and this Item 5, Jacobs Investments, Inc., Jeffrey P. Jacobs and his family trusts may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.  See Schedule II attached hereto.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	274,980
(iv)	shared power to direct disposition:	2,027,554

The Richard E. Jacobs Revocable Living Trust

(i)	sole power to vote or direct the vote:	2,063,699
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	2,063,699
(iv)	shared power to direct disposition:	0

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to: direct disposition	813,618
(iv)	shared power to direct disposition:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	1,213,936
(iv)	shared power to direct disposition:	0

(c)           No transactions in the Issuer’s common stock were effected by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated:  October 14, 2008

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

SCHEDULE I

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Jacobs Entertainment, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officers

Jeffrey P. Jacobs

Chairman, Chief Executive Officer, Secretary, and Treasurer

Stephen R. Roark

President

Ian M. Stewart

President of Pari-Mutuel Operations

Michael T. Shubic

Chief Operating Officer

Controlling Persons

Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding divided into 1,320 Class A shares and 180 Class B shares.  The shares are equal in all respects except that each Class B share entitles the holder to 50,000 votes on each matter required to be voted upon by stockholders.  All 1,500 shares of Jacobs Entertainment, Inc.’s issued and outstanding common stock are owned by Jacobs Investments, Inc.  See Schedule II.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Gameco Holdings, Inc.  The individual is a citizen of the United States, and his business address is set forth below.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officer

Jeffrey P. Jacobs

President, Chief Executive Officer, Secretary, and Treasurer

Controlling Persons

As of August 1, 2008 all of the equity securities of Gameco Holdings, Inc. were transferred by Jeffrey P. Jacobs, the Jacobs Family Control Trust, the Jacobs Family Economic Trust, The Richard E. Jacobs Revocable Trust, and The Richard E. Jacobs Irrevocable Trust to Jacobs Investments, Inc., a Delaware corporation engaged in owning and managing various investments.

On October 14, 2008, Jacobs Investments, Inc. redeemed 994 of its Class A shares (38% of those then outstanding) and 180 of its Class B shares (50% of those then outstanding) which were then owned by The Richard E. Jacobs Revocable Trust.  Richard E. Jacobs is the trustee of the revocable trust.

Following the redemption described above, Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively owned an aggregate of 1,320 Class A shares (80% of those outstanding) and 180 Class B shares (100% of those outstanding) of Jacobs Investments, Inc.  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.  The Richard E. Jacobs Irrevocable Trust (Jeffrey P. Jacobs, trustee) continues to own 20% of Jacobs Investments, Inc.’s Class A shares.